EXHIBIT 99.5

Motorola Mobility Holdings, Inc.

600 North US Highway 45

Libertyville, Illinois 60048

November 30, 2010

Persons and entities listed on Schedule A (the “Icahn Group”)

Re: Certain Agreements

Ladies and Gentlemen:

Reference is hereby made to that certain Agreement, dated April 7, 2008, among the Icahn Group (as defined therein) and Motorola, Inc. (the “Motorola Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Motorola Agreement.

Pursuant to Section 2(b) of the Motorola Agreement, if immediately prior to the time of the Separation, the Icahn Group beneficially owns at least 90% of the shares of Motorola, Inc. (“Motorola”) common stock that it beneficially owned as of April 7, 2008, Motorola has agreed to cause Motorola Mobility Holdings, Inc. (“Mobility”) to, and to cause Mobility to enter into a written contract with the Icahn Group under which Mobility will agree to: (1) elect out of Section 203 of the Delaware General Corporation Law in Mobility’s articles of incorporation or other formation documents of Mobility; (2) provide in its articles of incorporation or other formation documents, that Mobility will not have a staggered board or a shareholder rights plan (also known as a poison pill), in each case unless approved in advance of its adoption by the holders of a majority of the outstanding shares of Mobility following the Separation (except that Mobility may adopt a shareholder rights plan without advance shareholder approval if an Acquisition Proposal has been made, but only if such shareholder rights plan will expire and terminate by its express terms within 135 days after its adoption unless it is approved prior to the end of the 135th day following its adoption by the holders of a majority of the outstanding shares of Mobility following the Separation); (3) not include in Mobility’s bylaws, articles of incorporation or other formation documents of Mobility, any restriction (including any percentage, numerical or other limitation) on the ability of any person to purchase shares of Mobility or to fully vote such shares (this clause (3), the “Ongoing Covenant”); and (4) be a corporation organized in the State of Delaware.

The Icahn Group hereby agrees, on behalf of the Icahn Group (as defined in the Motorola Agreement, but which, for purposes of this Agreement, shall exclude William R. Hambrecht and Keith A. Meister), that (1) Section 2(b) of the Motorola Agreement notwithstanding, Mobility may adopt a shareholder rights plan without advance shareholder approval if an Acquisition Proposal has been made, but only if such shareholder rights plan will expire and terminate by its express terms within six months after its adoption unless it is approved prior to the end of the 6-month period following its adoption by the holders of a majority of the outstanding shares of Mobility following the Separation and (2) this letter agreement shall satisfy the requirements in Section 2(b) of the Motorola Agreement.

The covenants in clauses (1) through (4) in the second paragraph hereto, as supplemented by the third paragraph hereto, are referred to as the “Covenants.”

Subject to the immediately succeeding paragraph, Mobility hereby agrees to the Covenants.

Attached hereto as Exhibit A is a copy of the Amended and Restated Certificate of Incorporation of Mobility (the “Certificate”) and as Exhibit B is a copy of the Amended and Restated Bylaws of Mobility (the “Bylaws”), each to be in effect as of the date of the Separation. Anything to the contrary notwithstanding, each member of the Icahn Group, on behalf of itself and on behalf of the members of the Icahn Group, hereby acknowledges and agrees that (a) the applicable provisions in the Certificate and the Bylaws (including without limitation Articles 8 and 10 of the Certificate and Section 3.2 of the Bylaws), and (b) the lack of certain provisions in the Certificate and the Bylaws (including without limitation the lack of provisions providing for a staggered board and the lack of provisions relating to any restriction on the ability of any person to purchase shares of Mobility or to fully vote such shares) are deemed to satisfy Motorola’s and Mobility’s obligations under the Motorola Agreement and this letter agreement, respectively. However, Mobility acknowledges and agrees that the Ongoing Covenant is an ongoing obligation of Mobility and Mobility will continue to perform the Ongoing Covenant from and after the adoption of the Certificate and Bylaws.

Mobility agrees to add Daniel A. Ninivaggi to the Board of Directors of Mobility (the “Board”), on or prior to the Separation and, (1) assuming the Icahn Group is in continuing compliance with the next sentence of this paragraph and (2) if the Icahn Group then beneficially owns at least 8% of the then outstanding shares of common stock, par value $0.01 per share, of Mobility (the “Mobility Common Stock”), to include Mr. Ninivaggi (or any Icahn Designee (as defined below)) in its slate of nominees for election as directors at Mobility’s 2011, 2012 and 2013 annual meetings of stockholders, respectively. The Icahn Group hereby agrees that so long as the Icahn Designee is a member of the Board, if Mobility is not in breach of the terms of this letter agreement, then the provisions of Section 3(b) of the Motorola Agreement (the “Section 3(b) Covenants”) shall apply as if Mobility were Motorola and the Mobility Common Stock were the Common Stock of Motorola. The term “Icahn Designee” means Daniel A. Ninivaggi (or any successor director reasonably acceptable to Mobility designated by the Icahn Group as the successor to Mr. Ninivaggi, but does not include any other member of the Mobility Board).

Mobility hereby agrees that notwithstanding any policy of Mobility, the Icahn Designee is permitted to and may provide confidential information in accordance with the terms of the confidentiality agreement in the form attached hereto as Annex A (the “Confidentiality Agreement”).

The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law. THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

This letter agreement, together with the portions of the Motorola Agreement referred to herein and the Confidentiality Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to Mobility:	Motorola Mobility Holdings, Inc. 600 North US Highway 45 Libertyville, Illinois 60048 Attention: General Counsel Facsimile: (847) 523-0727

with a copy to:	Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, NY 10019 Attention: Patricia A. Vlahakis Gregory E. Ostling Facsimile: (212) 403-2000

if to the Icahn Group:	c/o Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, NY 10153 Attention: Keith Schaitkin ( kls@sfire.com ) Tara Keating (tk@sfire.com) Facsimile: (212) 688-1158

If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

This letter agreement may be executed in two or more counterparts which together shall constitute a single agreement.

In the event of any breach by any member of the Icahn Group of any provision of the Section 3(b) Covenants, Mobility, upon obtaining knowledge thereof, shall promptly notify the Icahn Group of any such breach providing reasonable factual detail describing such breach (the “Notice of Breach”). If within three (3) business days following the date of receipt of any such Notice of Breach, the Icahn Designee resigns from the Board of Mobility or if Mobility fails to provide the applicable Notice of Breach, then Mobility shall not be entitled to pursue, sue or otherwise enforce its rights under this letter agreement in connection with any such breach or alleged breach.

This letter agreement is solely for the benefit of the parties hereto and Motorola and is not enforceable by any other persons.

Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this letter agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this letter agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regards to events of drafting or preparation.

[Signature pages follows]

Very truly yours,

MOTOROLA MOBILITY HOLDINGS, INC.

By:	/s/ Marshall Brown
	Name:	Marshall Brown
	Title:	Vice President

[Signature Page to Mobility-Icahn Agreement, dated November 30, 2010]

AGREED TO and ACCEPTED BY:

Icahn Partners LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Compliance Officer

Icahn Partners Master Fund LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Compliance Officer

High River Limited Partnership
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Compliance Officer

/s/ Carl C. Icahn
Carl C. Icahn

/s/ Daniel A. Ninivaggi
Daniel A. Ninivaggi

[Signature Page to Mobility-Icahn Agreement, dated November 30, 2010]

SCHEDULE A

Icahn Partners LP

Icahn Partners Master Fund LP

High River Limited Partnership

Carl C. Icahn

Daniel A. Ninivaggi

Schedule A-1